Mail Stop 4561

December 15, 2006

Mr. James M. Uveges
Senior Vice President and Chief Financial Officer
Carrollton Bancorp
344 North Charles Street, Suite 300
Baltimore, MD 21201

>   **Re: Carrollton Bancorp**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 24, 2006**
>   **File No. 000-23090**

Dear Mr. Uveges:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005:

Management's Discussion and Analysis

Business and Overview, page 18

1.   We note your disclosure regarding net income excluding the gains of sales of securities, FHLBA prepayment penalty, and the write down and cost of disposal of ATMs. We also note your disclosure of "core earnings" on page 19 that represents earnings before the effect of investment security transactions. Please

refer to Item 10(e) of Regulation S-K and tell us the following regarding each non-GAAP measure:

- you conclusion as to whether each item is recurring or non-recurring in nature;
- how management uses the measure to conduct or evaluate your business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure;
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and
- how the title or description of the non-GAAP financial measures is not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

2.   Please provide us with a similar response related to your non-GAAP measures presented in your September 30, 2006 Form 10-Q.

3.   We note your disclosure of non-GAAP per diluted share measure that excludes gains of sales of securities, FHLBA prepayment penalty, and the write down and cost of disposal of ATMs. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

4.   Please provide us with a similar response related to your non-GAAP per share measures presented in your September 30, 2006 Form 10-Q.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Derivative Instruments and Hedging Activities, page 41

5.   We note your disclosure that you designated the interest rate floor entered into in December 2005 as a cash flow hedge of future cash flows derived from adjustable rate home equity loans. Please provide us with the following information regarding this hedge:

- the specific designated risk being hedged;
- the specific benchmark interest rates used for the loans and the floor;
- how you estimate the cash flows that are hedged;
- how you documented with sufficiently specify the hedged cash flows;
- how you assess at inception and an on-going basis; and
- how you measure ineffectiveness, specifically identify which of the three methods described in SFAS 133 Implementation Issue No. G7 that you use.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief